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                                ROPES & GRAY LLP
                                ONE METRO CENTER
                              700 12TH STREET, N.W.
                                    SUITE 900
                              WASHINGTON, DC 20005

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4615


                                 April 28, 2006


VIA EDGAR
---------

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C.  20549-0504

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
Re:      REGISTRANT:       BB&T Variable Insurance Funds
         FILE NOS.:        811-21682; 333-121205
         FILING TYPE:      Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-1A
         FILING DATE:      March 1, 2006
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Dear Ms. Marquigny:

         Per your request, please find below our responses to your comments on Post-Effective Amendment No. 2 to BB&T Variable Insurance Funds' Registration Statement on Form N-1A. BB&T Variable Insurance Funds (the "Trust") acknowledges that staff comment or changes in response to staff comment with respect to the Trust's Registration Statement filed on March 1, 2006 do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing. BB&T Variable Insurance Funds hereby represents that the Trust will not use the comment process between the Trust and the Commission with respect to the Registration Statement as a defense in any securities related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

PROSPECTUSES

COMMENT: With respect to the BB&T Large Cap VIF Fund, please add "preferred stocks" as a principal investment risk on page 3, since it is mentioned in the Principal Investment Strategies section.

RESPONSE:          At your request, we have added risk disclosure regarding
                   preferred stocks. As we previously discussed, however, we do not view the risks associated with the Fund's investments in preferred stock to constitute "principal investment risks" since the Fund does not invest heavily in such stocks, and has no intention of doing so. For the fiscal year ended
                   December 31, 2005, 97.3% of the Fund's assets were in common stocks; none were in preferred stocks. Further, as we discussed, the portfolio managers have represented to us that they do not intend to invest over 5% in preferred stocks in the coming fiscal year. The inclusion of preferred stocks in the Fund's 80% investment policy is intended to clarify that the Fund considers such stocks to constitute "equity securities issued by large capitalization

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April 28, 2006
Page 2

                   companies" for purposes of application of the 80% policy.

COMMENT: With respect to the BB&T Large Cap VIF, clarify the Fund's rationale for changing its benchmark indices.

RESPONSE:          We have so clarified the disclosure.

COMMENT: For each Fund, specifically state in the preamble to each of the performance chart, fee table and expense example the effect of separate account or insurance contract fees and charges on the figures shown.

RESPONSE:          We have added disclosure to the fee table and expense
                   examples to clarify that separate account or insurance contract fees and charges would result in higher costs. The preamble to the performance chart already states, "This information does not reflect charges and fees associated with a separate account that invests in the Fund or any insurance contract for which the Fund is an investment option. These charges and fees will reduce returns." We believe that this disclosure is responsive to your comment.

COMMENT: With respect to the BB&T Large Cap VIF, the BB&T Mid Cap Growth VIF, and the BB&T Large Cap Growth VIF, add a capitalization range to the "Principal Investment Strategies" section to clarify what the respective fund considers to constitute a "large" or "mid" capitalization company, as appropriate.

RESPONSE:          We have added capitalization ranges to the "Principal
                   Investment Strategies" section of those funds.

COMMENT: For each Fund, clarify in the "Market Timing/Short-Term Trading" section the issues associated with application of the policy to an omnibus account.

RESPONSE:          This section already states "While the Fund discourages
                   market timing and excessive short-term trading, the Fund cannot always know or reasonably detect such trading, particularly if it is facilitated by financial intermediaries or done through omnibus account arrangements or insurance company separate accounts. In addition, monitoring and discouraging market timing and excessive trading may require the cooperation of insurance companies or other financial intermediaries, which cannot necessarily be assured."

                   While we believe that this disclosure addresses the issues associated with the application of each Fund's market timing policy to omnibus accounts, in response to your comment, we have added the following:

                            Insurance companies and other financial
                            intermediaries may be unable to enforce our market timing policies for various reasons, including contract restrictions. It is our intent that such insurance companies and other financial intermediaries apply our market timing policies uniformly against underlying account holders.

COMMENT: On the back cover page of each Fund's prospectus, state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund's Web site at a specified Internet address, in accordance with
                   Item 1(b) of Form N-1A. If it does


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April 28, 2006
Page 3

                   not, disclose the reasons why it does not do so.

RESPONSE:          Each Fund is available as an underlying investment medium
                   only to insurance company separate accounts and to qualified pension and retirement plans. Such entities represent the primary contact by the underlying beneficial owners. As such, the Trust does not maintain a Web site. We have added disclosure to that effect on the back cover page.

COMMENT: On the back cover page of each Fund's prospectus, change the telephone number for the Securities and Exchange Commission from 1-202-942-8090 to 1-202-551-8090.

RESPONSE:          We have revised the disclosure accordingly.

COMMENT: For the BB&T Capital Manager Equity VIF, briefly mention the risks of investing in a fund-of-funds structure under "Principal Investment Risks," and add a full discussion under "Risk Considerations."

RESPONSE:          We have added disclosure regarding the risks of investing in a fund-of-funds structure in the section entitled "Principal
                   Investment Risks." Please note that the "Risk Considerations" section already included a full discussion of the risks associated with the fund-of-funds structure on page 8 under the subheading "Investment in Underlying Funds." However, we have expanded this disclosure in response to your comment.

COMMENT: For the BB&T Capital Manager Equity Fund, identify more specifically the type of funds in which the Fund will invest in the section entitled "Principal Investment Strategies."

RESPONSE:          We have added a list of funds in which the BB&T Capital
                   Manager Equity Fund may invest. We have also added permissible investment ranges for each underlying fund.

COMMENT: For the BB&T Capital Manager Equity Fund, reformat the footnotes to the fee table to make clear that the second paragraph of the footnote is a part of the footnote.

RESPONSE:          We have modified the disclosure accordingly.

COMMENT: For the BB&T Capital Manager Equity Fund, clarify in the footnotes to the fee table that the expense waivers for the Underlying Funds do not extend for a full year from the prospectus date.

RESPONSE:          We have noted in the footnote that the expense waivers for the Underlying Funds are contractual only through January 31, 2007, and that after that time, they are voluntary and may be terminated at any time.

COMMENT: For the BB&T Capital Manager Equity Fund, add disclosure under "Portfolio Manager" on page 10 clarifying each team member's role on the portfolio management team.

RESPONSE:          We have modified the disclosure accordingly.

COMMENT: For the BB&T Special Opportunities Equity VIF, add a "Foreign Investment Risk" header on

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April 28, 2006
Page 4

                   page 4 before the fourth paragraph under "Market Risk."

RESPONSE:          We have added the appropriate header.

COMMENT: With respect to the BB&T Special Opportunities Equity VIF, disclose the fee payable to the sub-adviser on page 7, under "Management of the Fund -- Investment Adviser," in accordance with Item 5(a)(1)(ii) of Form N-1A.

RESPONSE:          Instruction No. 3 to Item 5(a)(1)(ii) states "If a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item." The prospectus currently discloses the aggregate fee payable to the Fund's investment adviser. Accordingly, we have not modified the disclosure.

COMMENT: With respect to the BB&T Total Return Bond VIF, add a risk regarding portfolio turnover since the portfolio turnover for this Fund was 197% in the last fiscal year.

RESPONSE:          We have added risk disclosure under "Principal Investment
                   Risks" on page 3. Please note that the prospectus already contains risk disclosure regarding "Active Trading" on page 5 under "Investment Objectives, Strategies, and Risks."


STATEMENT OF ADDITIONAL INFORMATION


COMMENT: Under "Management Information," add the ages of each trustee and officer.

RESPONSE:          We have added such disclosure.

COMMENT: In the "Conflicts of Interest" section, specify whether individual portfolio managers are subject to different conflicts with respect to their management of the Funds. In addition, state whether there is a policy in place to address these potential conflicts.

RESPONSE:          The conflicts described in this section are common to the
                   portfolio managers. The Fund does not consider any particular conflicts to be unique to one manager rather than another, and accordingly, have not disclosed any variances. In addition, the statement of additional information discloses, where applicable, whether a code of ethics or other procedures have been adopted to address conflicts of interest.

COMMENT: If the method of compensation varies between portfolio managers, describe such variation.

RESPONSE:          The method of compensation varies between portfolio managers within the categories described in the Statement of Additional Information. For example, one component of the incentive compensation is the management of personnel.
                   Accordingly, a portfolio manager who manages other investment professionals, such as a team leader in a fund that is managed by a team (see, e.g., the BB&T Capital Manager Equity
                   VIF), may receive higher incentive compensation than an individual who does not manage other personnel. We believe that this variance is adequately described within the statement of additional information.

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April 28, 2006
Page 5


COMMENT: In the section entitled "Disclosure of Portfolio Holdings," provide the following information:

                       (1) Pursuant to Item 11(f)(1)(iii) -- the frequency of disclosure and the lag, if any, between the date of the information and the date on which the information is disclosed;

                       (2) Pursuant to Item 11(f)(1)(vi) -- The procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

                       (3) Pursuant to Item 11(f)(2) -- Modify the current disclosure regarding service providers to specifically identify the entities which might receive information regarding portfolio holdings.

RESPONSE:              (1)  The statement of additional information currently
                            states two circumstances in which information regarding portfolio holdings may be available to third parties: (1) in the Fund's annual or semi-annual report or Form N-Q; and (2) in marketing materials, provided that the information is at least fifteen days old. We believe that the frequency of disclosure and the lag time is clear for these two circumstances. With respect to situations in which the Fund has a legitimate business purpose for disclosing portfolio holdings information, it is not possible to determine the frequency and/or lag time in advance. We have added disclosure to that effect in the SAI.

                       (2) We have added disclosure noting that the Fund's policies permit disclosure of information only where a legitimate business purpose exists for such disclosure, and addresses the conflicts between the interests of Fund shareholders and those of the Fund's investment adviser, principal underwriter, or affiliated persons of the Fund, its investment adviser or its principal underwriter by imposing a duty of confidentiality on the recipient of such information.

                       (3) We have added the identities of the service providers who may receive information where relevant to duties to be performed for the Fund.

         If you have any further questions or comments please call me at (202) 508-4615.



                                        Sincerely,

                                        /s/ KATHERINE S. MILIN

                                        Katherine S. Milin